UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

RLX Technology Inc.
(Name of Issuer)

Class A and Class B ordinary shares, par value of $0.00001 per share
(Title of Class of Securities)

74969N 103**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 74969N 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the New York Stock Exchange under the symbol “RLX.” Each ADS represents one Class A ordinary share, par value US$0.00001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74969N 103	Page 2 of 14 pages

1	NAMES OF REPORTING PERSONS Ying (Kate) Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 814,907,560(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 380,555,770(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,907,560(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

51.9% of Class A ordinary shares, assuming conversion of the Class B ordinary shares beneficially owned by the Reporting Person into Class A ordinary shares. 19.7% economic interest, representing the economic interest owned by Ms. Ying (Kate) Wang as a percentage of the economic interest of all of the issued and outstanding shares of the Issuer as of December 31, 2023.(3)

12	TYPE OF REPORTING PERSON IN

CUSIP No. 74969N 103	Page 3 of 14 pages

(1)

Represents (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, and (iii) 434,351,790 Class A ordinary shares in which Ms. Ying (Kate) Wang is entitled to the voting power pursuant to the Founders’ Acting-In- Concert Undertakings and the Minority Shareholders’ Acting-In-Concert Undertakings, respectively (each as defined below).

a)     On October 19, 2022, a series of acting-in-concert undertakings (the “Founders’ Acting-In- Concert Undertakings”) were entered into among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and each of Mr. Long (David) Jiang and Longtian Holding Limited, Mr. Yilong Wen and StarryInv Holding Limited, and certain minority shareholders of RLX Technology Inc., on the other hand. Pursuant to the Founders’ Acting-In-Concert Undertakings, each of (i) Mr. Long (David) Jiang and Longtian Holding Limited, (ii) Mr. Yilong Wen and StarryInv Holding Limited, and (iii) certain minority shareholders of RLX Technology Inc. agrees to act in concert with, and take the same action as, Leo Valley Holding Limited in relation to all matters that require the decisions of the shareholders of RLX Technology Inc.

b)     On December 21, 2023, an acting-in-concert undertakings (the “Minority Shareholders’ Acting-In-Concert Undertakings”) was entered into among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and certain minority shareholders of RLX Technology Inc., on the other hand. Pursuant to the Minority Shareholders’ Acting- In-Concert Undertakings, each of the undersigned minority shareholders of the Minority Shareholders’ Acting-In-Concert Undertakings agrees to act in concert with, and take the same action as, Leo Valley Holding Limited in relation to all matters that require the decisions of the shareholders of RLX Technology Inc.

c)     Based on the above, Ms. Ying (Kate) Wang is deemed to have sole voting power over all of the 814,907,560 ordinary shares beneficially owned by her, consisting of (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares by The Alpha Trust through Leo Valley Holding Limited, (iii) 434,351,790 Class A ordinary shares in which she is entitled to the voting rights pursuant to the Acting-In-Concert Undertakings, including (a) under the Founders’ Acting-In-Concert Undertakings, 142,797,680 Class A ordinary shares held by Longtian Holding Limited, 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, and 73,315,180 Class A ordinary shares held by certain minority shareholders of RLX Technology Inc., and (b) under the Minority Shareholders’ Acting-In-Concert Undertakings, 124,894,990 Class A ordinary shares held by certain minority shareholders of RLX Technology Inc.

(2)

Represents (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited and (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited. Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Leo Valley Holding Limited. Leo Valley Holding Limited is beneficially owned and controlled by Lion Valley Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries.

Based on the above, Ms. Ying (Kate) Wang is deemed to have sole dispositive power over an aggregate of 380,555,770 ordinary shares, consisting of (a) 71,840,780 Class A ordinary shares held by BJ BJ Limited and (b) 308,714,990 Class B ordinary shares by The Alpha Trust through Leo Valley Holding Limited.

(3)

Based on 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares. The percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by 71,840,780 Class A ordinary shares held by BJ BJ

Limited for the purpose of administering share incentive awards under the 2021 share incentive plan

(“2021 Plan”) to the plan participants.

CUSIP No. 74969N 103	Page 4 of 14 pages

1	NAMES OF REPORTING PERSONS Leo Valley Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 308,714,990(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 308,714,990(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,714,990(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, a British Virgin Islands company. Ms. Ying (Kate) Wang is the sole director of Leo Valley Holding Limited. Leo Valley Holding Limited is beneficially owned and controlled by Lion Valley Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries.

(2)	Based on 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares. Leo Valley Holding Limited owns 100% of Class B ordinary shares of RLX Technology Inc.

CUSIP No. 74969N 103	Page 5 of 14 pages

1	NAMES OF REPORTING PERSONS BJ BJ Limited(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 71,840,780(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 71,840,780(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,840,780(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(3)
12	TYPE OF REPORTING PERSON CO

(1)	See Item 5 below.

(2)	Represents 71,840,780 Class A ordinary shares held by BJ BJ Limited, a British Virgin Islands company.

(3)	Based on 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 74969N 103	Page 6 of 14 pages

1	NAMES OF REPORTING PERSONS Long (David) Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 142,797,680(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 142,797,680(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,797,680(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%(2)
12	TYPE OF REPORTING PERSON IN

(1)

Represents 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(2)	Based on 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 74969N 103	Page 7 of 14 pages

1	NAMES OF REPORTING PERSONS Longtian Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 142,797,680(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 142,797,680(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,797,680(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(2)	Based on 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 74969N 103	Page 8 of 14 pages

1	NAMES OF REPORTING PERSONS Yilong Wen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 93,343,940(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 93,343,940(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,343,940(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

(2)	Based on 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 74969N 103	Page 9 of 14 pages

1	NAMES OF REPORTING PERSONS StarryInv Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 93,343,940(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 93,343,940(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,343,940(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

(2)	Based on 1,262,075,580 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 74969N 103	Page 10 of 14 pages

ITEM 1(a).	NAME OF ISSUER:

RLX Technology Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

35/F, Pearl International Financial Center

No. 9 Jian’an First Road, Financial Street

Third District, Bao’an District

Shenzhen, Guangdong Province

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

1)	Ying (Kate) Wang
2)	Leo Valley Holding Limited
3)	BJ BJ Limited
4)	Long (David) Jiang
5)	Longtian Holding Limited
6)	Yilong Wen
7)	StarryInv Holding Limited

(collectively, the “Reporting Persons”, each a “Reporting Person”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For each of the Reporting Persons:

35/F, Pearl International Financial Center

No. 9 Jian’an First Road, Financial Street

Third District, Bao’an District

Shenzhen, Guangdong Province

People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

1)	Ying (Kate) Wang – People’s Republic of China
2)	Leo Valley Holding Limited – British Virgin Islands
3)	BJ BJ Limited – British Virgin Islands
4)	Long (David) Jiang – People’s Republic of China
5)	Longtian Holding Limited – British Virgin Islands
6)	Yilong Wen – People’s Republic of China
7)	StarryInv Holding Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value of $0.00001 per share, of the Issuer. The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, par value of $0.00001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

74969N 103

There is no CUSIP number assigned to the Class A ordinary shares. This CUSIP number applies to the American depositary shares of the Issuer, each representing one Class A ordinary share of the Issuer.

CUSIP No. 74969N 103	Page 11 of 14 pages

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

Reporting Person(1)	Amount beneficially owned:	Percent of beneficial ownership:	Percentage of economic interest	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ying (Kate) Wang(2)	814,907,560	51.9%	19.7%	82.6%	814,907,560	0	380,555,770	0
Leo Valley Holding Limited(3)	308,714,990	19.7%	19.7%	71.0%	308,714,990	0	308,714,990	0
BJ BJ Limited(4)	71,840,780	4.6%	4.6%	1.7%	71,840,780	0	71,840,780	0
Long (David) Jiang(5)	142,797,680	9.1%	9.1%	3.3%	142,797,680	0	142,797,680	0
Longtian Holding Limited(6)	142,797,680	9.1%	9.1%	3.3%	142,797,680	0	142,797,680	0
Yilong Wen(7)	93,343,940	5.9%	5.9%	2.1%	93,343,940	0	93,343,940	0
StarryInv Holding Limited(8)	93,343,940	5.9%	5.9%	2.1%	93,343,940	0	93,343,940	0

(1)	For each Reporting Person included in this table, percentage of voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s issued and outstanding Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. The Issuer’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Issuer’s shareholders, except as may otherwise be required by law. The Issuer’s Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. For each Reporting Person included in this table, the percentage of economic interest is calculated by the economic interest owned by such Reporting Person by the economic interest of all of the Issuer’s issued and outstanding ordinary shares.

(2)

Represents the voting power over (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, and (iii) 434,351,790 Class A ordinary shares in which Ms. Ying (Kate) Wang is entitled to the voting rights pursuant the Founders’ Acting-In-Concert Undertakings and the Minority Shareholders’ Acting-In-Concert Undertakings, respectively. Ms. Ying (Kate) Wang does not have dispositive power over the 434,351,790 Class A ordinary shares under the Founders’ Acting-In-Concert Undertakings and the Minority Shareholders’ Acting-In-Concert Undertakings, respectively. See footnotes (3) and (4) below and footnote (2) on Page 3 for more details. The percentage of economic interest of Ms. Ying (Kate) Wang excludes the economic interest represented by 71,840,780 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan to the plan participants.

(3)	Represents 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, a British Virgin Islands company. Ms. Ying (Kate) Wang is the sole director of Leo Valley Holding Limited. Leo Valley Holding Limited is beneficially owned and controlled by Lion Valley Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust’s beneficiaries.

(4)	Represents 71,840,780 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 Plan to the plan participants, and administering the awards and acting according to the Issuer’s instruction. BJ BJ Limited is a British Virgin Islands company, with Ms. Ying (Kate) Wang being the sole director, and is wholly owned by Zedra Trust Company (Cayman) Limited on behalf of and for the benefit of The Nano Trust as the trustee. Ms. Ying (Kate) Wang is the enforcer of The Nano Trust. Under the terms of the trust, Ms. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by BJ BJ Limited.

(5)

Represents 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(6)	Represents 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust’s beneficiaries.

(7)	Represents 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

(8)	Represents 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust’s beneficiaries.

CUSIP No. 74969N 103	Page 12 of 14 pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

The statement of BJ BJ Limited is being filed to report the fact that it has ceased to be the beneficial owner of more than 5 percent of Class A Ordinary Shares.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

CUSIP No. 74969N 103	Page 13 of 14 pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. 74969N 103	Page 14 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

Ying (Kate) Wang

/s/ Ying (Kate) Wang

Leo Valley Holding Limited

By:	/s/ Ying (Kate) Wang
Name:	Ying (Kate) Wang
Title:	Director

BJ BJ Limited

By:	/s/ Ying (Kate) Wang
Name:	Ying (Kate) Wang
Title:	Director

Long (David) Jiang

/s/ Long (David) Jiang

Longtian Holding Limited

By:	/s/ Long (David) Jiang
Name:	Long (David) Jiang
Title:	Director

Yilong Wen

/s/ Yilong Wen

StarryInv Holding Limited

By:	/s/ Yilong Wen
Name:	Yilong Wen
Title:	Director